SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2008

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated November 4, 2008 filed by the Company with the Comisión Nacional de Valores and Bolsa de Comercio de Buenos Aires.

By letter dated November 4, 2008, the Company reported the following Summary of the resolutions adopted at the captioned Shareholder’s Meeting:

1. APPOINTMENT OF TWO SHAREHOLDERS TO APPROVE AND SIGN THE MINUTES OF THE SHAREHOLDERS’ MEETING.-

The Shareholders’ Meeting approved by majority vote the appointment of the BONY and CRESUD S.A.C.I.F. y A. for them to approve and sign the minutes of the Shareholders’ Meeting.

2. CONSIDERATION OF THE DOCUMENTATION PROVIDED FOR IN SECTION 234 SUB-SECTION 1 OF LAW NO. 19.550, FOR THE FISCAL YEAR ENDED ON JUNE 30, 2008.

The Shareholders’ Meeting approved by majority vote the documentation under consideration in the form it had been made available by the Board of Directors to the shareholders.

3. CONSIDERATION OF THE ACTIVITIES CARRIED OUT BY THE BOARD OF DIRECTORS.-

The Shareholders’ Meeting approved by majority vote the activities carried out by the Board of Directors during the fiscal year under consideration.

4. CONSIDERATION OF THE ACTIVITIES CARRIED OUT BY THE SUPERVISORY COMMITTEE.-

The Shareholders’ Meeting approved by majority vote the activities carried out by the Supervisory Committee during the fiscal year under consideration.

5. TREATMENT AND APPLICATION OF THE INCOME FOR THE YEAR ENDED JUNE 30, 2008 AMOUNTING TO PS. 54,875,000- (PESOS FIFTY-FOUR MILLION EIGHT HUNDRED AND SEVENTY-FIVE THOUSAND WITH 00).-

The Shareholders’ Meeting approved by majority vote that a deduction of 5% from the income for the year shall be made as legal reserve, and that the balance shall be moved forward to the next fiscal year, empowering the Board of Directors to dispose of the balance of free availability reserves mentioned in accordance with the needs of the Company, considering the applicable regulation and ad referendum of the Shareholders’ Meeting, with power to, between others, distribute dividends or dispose the acquisition of shares issued by the Company, according to Resolution No. 535 of the Comisión Nacional de Valores (“CNV”), Section 220 of Argentine Companies’ Law No. 19,550, section 68 of Argentina Law No. 17,811 and other relevant provision of the Rules of the CNV.

6. CONSIDERATION OF THE COMPENSATION TO BE PAID TO THE BOARD OF DIRECTORS FOR THE FISCAL YEAR ENDED ON JUNE 30, 2008 FOR PS.4,177,483.- (PESOS FOUR MILLION ONE HUNDRED AND SEVENTY-SEVEN THOUSAND FOUR HUNDRED AND EIGHTY-THREE WITH 00) EXCEEDING PS. 1,348,539 (PESOS ONE MILLION THREE HUNDRED AND FORTY-EIGHT THOUSAND FIVE HUNDRED AND THRITY-NINE WITH 00) OVER THE LIMIT OF FIVE PER CENT (5%) OF THE EARNINGS ESTABLISHED BY SECTION 261 OF LAW NO. 19550 AND THE REGULATIONS OF THE CNV, GIVEN THE PROPOSAL NOT TO DISTRIBUTE DIVIDENDS.

The Shareholders’ Meeting approved by majority vote the compensation to be paid to the Board of Directors for the amount of Ps. 4,177,483 for the fiscal year ended June 30, 2008.-

7. CONSIDERATION OF THE COMPENSATION TO BE PAID TO THE SUPERVISORY COMMITTEE FOR THE FISCAL YEAR ENDED ON JUNE 30, 2008.

The Shareholders’ Meeting approved by majority vote not to pay any compensation to the Supervisory Committee.

8. APPOINTMENT AND ESTABLISHMENT OF THE NUMBER OF REGULAR AND ALTERNATE DIRECTORS, IF ANY.-

The Shareholders’ Meeting approved by majority vote: (i) to increase the number of Regular Directors to fourteen (14); (ii) the appointment of Gabriel Adolfo Gregorio Reznik (independent under the terms of the resolution 400/CNV), Ricardo Liberman (independent under the terms of the resolution 400/CNV), Carlos Ricardo Esteves (independent under the terms of the resolution 400/CNV), Fernando Adrián Elsztain (non independent under the terms of the resolution 400/CNV), and Mario Blejer (independent under the terms of the resolution 400/CNV) as Regular Directors, and Salvador Dario Bergel (non independent under the terms of the resolution 400/CNV), Juan Carlos Quintana Terán (non independent under the terms of the resolution 400/CNV) and Emilio Cárdenas (independent under the terms of the resolution 400/CNV) as Alternate Directors. All such appointments expire on June 30, 2011.

9. APPOINTMENT OF THE REGULAR AND ALTERNATE MEMBERS OF THE SUPERVISORY COMMITTEE.

The Shareholders’ Meeting approved by majority vote the appointment of José Daniel ABELOVICH, Marcelo Héctor FUXMAN and Roberto MURMIS as Regular Syndics, and Sergio KOLACKZYK, Silvia Cecilia De FEO and Alicia Graciela RIGUEIRA as Alternate Syndics for a term of one fiscal year.

10. APPOINTMENT OF THE CERTIFYING ACCOUNTANT FOR THE NEXT FISCAL YEAR AND ESTABLISHMENT OF ITS COMPENSATION.

The Shareholders’ Meeting approved by majority vote to appoint the firms PRICEWATERHOUSE&CO, member of PriceWaterhouseCoopers, and Abelovich Polano & Asociados, as certifying accountants for the fiscal year 2008/2009 and established a compensation of Ps. 1,549,350 and Ps. 1,002,800, respectively. Furthermore, the Shareholders’ Meeting approved a compensation of Ps. 622,608 for professional consultancy services related to the Sarbanes-Oxley rules, issue of certifications and tax advice and a difference of Ps. 528,427 in respect of the resolutions passed by the previous shareholders’ meeting, taking into account the assignment of tasks not initially budgeted.

11. UPDATE OF THE REPORT ON THE SHARED SERVICES AGREEMENT.-

The Shareholders’ Meeting approved by majority vote the approval in all respects of all the issues informed and discussed in respect of the matter under consideration.

12. TREATMENT OF SUMS PAID AS SHAREHOLDERS’ PERSONAL ASSETS TAX.-

The Shareholders’ Meeting approved by majority vote that amount of Ps. 5,433,083.02 paid as Shareholders’ assets tax shall be assumed by the Company.

13. RENEWAL OF THE DELEGATION TO THE BOARD OF DIRECTORS OF THE POWER TO FIX THE DETERMINATION OF THE TIMING ANS ISSUANCE CURRENCY, TERM, PRICE, MANNER AND PAYMENT CONDITIONS AND INTEREST RATES, USE OF PROCEEDS AND REMAINING TERMS PURSUANT TO WHAT WAS APPROVED BY THE SHAREHOLDERS MEETING DATED OCTOBER 31, 2006, WITH RESPECT TO THE ISSUANCE OF THE NOTES UNDER THE PROGRAM OF GLOBAL NOTES, ACCORDING TO THE PROVISIONS OF SECTION 9 OF LAW NO. 23,576.

The Shareholders’ Meeting approved by majority vote the renewal of the delegation on the Board of Directors for the same period of the power to determine the timing and issuance currency, term, price, form and payment conditions and interest rates, use of proceeds and the remaining terms and conditions, of the issuance of the notes under the Global Note Program, as set forth by section 9 of Law No. 23,576.-

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: November 5, 2008